ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 14, 2018

BY EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-1090

Re:	AllianzGI Real Estate Debt Fund, a series of Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

Enclosed for filing via EDGAR on behalf of the Registrant pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, are the following materials for use in connection with a meeting of shareholders of the Fund: (i) a notice of meeting; (ii) a definitive proxy statement; and (iii) a definitive form of proxy card. This proxy statement relates to the proposed change in the Fund’s fundamental investment restriction relating to industry concentration.

The Fund expects to begin mailing the definitive proxy statement to shareholders on or about December 14, 2018.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7591) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
George B. Raine, Esq.
Emily Picard, Esq.